U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               Amendment No. 1 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL USINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         CAPITAL DEVELOPMENT GROUP, INC.
                         -------------------------------
                  (Name of Small Business Issuer in Its Charter


         Oregon                                                   33-1113777
-------------------------------                              -------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation organization)                                  Identification no.)


4129 Main Street, Suite 100A, Riverside, CA                   92501-3625
-------------------------------------------                   ----------
(Address of Principal Executive offices)                      (Zip Code)


                                 (909) 276-0873
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

                    ----------------------------------------
                                (Title of Class)


                    ----------------------------------------
                                (Title of Class)


Securities to be Registered under Section 12(g) of the Act:

         Title of Each Class               Name of Each Exchange on Which
         to be so Registered               Each Class is to be Registered
         -------------------               ------------------------------

         Common Stock                      NASDAQ OTC BBS
         ------------                      --------------

                                    PART F/S

Capital Development Group, Inc.
Balance Sheet
As of March 31, 1999

                                                                     Mar 31, '99

     ASSETS
        Current Assets
           Checking/Savings
             Trust Account                               6,027.72
           Total Checking/Savings                        6,027.72

        Total Current Assets                             6,027.72

     TOTAL ASSETS                                        6,027.72

     LIABILITIES & EQUITY
        Liabilities
           Current Liabilities
             Other Current Liabilities
                Loan from Gordon Root                   20,000.00
                Due to DWT                               2,702.15
                Due to Mike Vahl                        39,893.90
             Total Other Current Liabilities            62,596.05

           Total Current Liabilities                    62,596.05

        Total Liabilities                               62,596.05

        Equity
           Paid in Capital                           2,040,941.73
           Offering Expenses                            -9,149.50
           Common Stock                                    698.95
           Treasury Stock-common-for resal                  -0.10
           Retained Earnings                        -2,073,108.54
           Net Income                                  -15,950.87
        Total Equity                                   -56,568.33

     TOTAL LIABILITIES & EQUITY                          6,027.72



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
Capital Development Group, Inc.
Profit and Loss
January through March 1999

                                              Jan - Mar '99

        Ordinary Income/Expense
           Expense
              Management Fees                         9,450.00
              Professional Fees
                Legal Fees                            4,748.59
              Total Professional Fees                 4,748.59

              Rent                                      450.00
              Telephone                                 207.89
              Travel & Ent                            1,094.39
           Total Expense                             15,950.87

        Net Ordinary Income                         -15,950.87

     Net Income                                     -15,950.87



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
Capital Development Group, Inc.
Balance Sheet
As of June 30, 1999

                                                                     Jun 30, '99

     ASSETS                                                  0.00
     LIABILITIES & EQUITY
        Liabilities
           Current Liabilities
             Other Current Liabilities
                Due to Porter & Co.                      1,637.58
                Loan from Gordon Root                   20,000.00
                Due to DWT                               3,907.40
                Due to Mike Vahl                        50,249.42
             Total Other Current Liabilities            75,794.40

           Total Current Liabilities                    75,794.40

        Total Liabilities                               75,794.40

        Equity
           Paid in Capital                           2,040,941.73
           Offering Expenses                            -9,149.50
           Common Stock                                    698.95
           Treasury Stock-common-for resal                  -0.10
           Retained Earnings                        -2,073,108.54
           Net Income                                  -35,176.94
        Total Equity                                   -75,794.40

     TOTAL LIABILITIES & EQUITY                              0.00



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
Capital Development Group, Inc.
Profit and Loss
April through June 1999

                                              Apr - Jun '99

        Ordinary Income/Expense
           Expense
              Management Fees                         7,150.00
              Postage and Delivery                       14.00
              Professional Fees
                Accounting                            5,079.75
                Legal Fees                            4,470.55
              Total Professional Fees                 9,550.30

              Rent                                      450.00
              Telephone                                 168.27
              Travel & Ent                            1,893.50
           Total Expense                             19,226.07

        Net Ordinary Income                         -19,226.07

     Net Income                                     -19,226.07



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